13013365

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (mm/dd/yy) AND ENDING **12/31/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aquilo Partners, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, 14th Floor
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rumsey **415-677-0309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John Rumsey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aquilo Partners, L.P.**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2013, by John Hanna Rumsey proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

Managing Director
Title

ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aquilo Partners, L.P.

(SEC ID No. 8-53441)

Annual Audit Report

December 31, 2012

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Aquilo Partners, L.P.
(SEC ID No. 8-53441)

Annual Audit Report

December 31, 2012

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Aquilo Partners, L.P.

December 31, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Partners
Aquilo Partners, L.P.
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Aquilo Partners, L.P., (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Aquilo Partners, L.P. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter & Associates

February 25, 2013

Aquilo Partners, L.P.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 4,497,621
Accounts receivable	57,500
Investments in securities, at fair value	1,476,625
Investment in affiliate	114,205
Other assets	142,626
Notes receivable	271,216
Receivable from affiliate	24,000
Property and equipment, net of $145,943 accumulated depreciation	18,054
Total Assets	$ 6,601,847
Liabilities and Partners' Equity	
Liabilities	
Accounts payable	$ 89,881
Accrued expenses	476,596
Due to partners	18,201
Total Liabilities	584,678
Partners' Equity	6,017,169
Total Liabilities and Partners' Equity	$ 6,601,847

See independent auditor's report and accompanying notes.

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2012

1. Organization

Aquilo Partners, L.P. (the "Company") was formed as a limited partnership on December 12, 2008. Aquilo Partners, Inc. is the general partner of the Company. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Included in cash and cash equivalents is a nine month, risk-free certificate of deposit that can be withdrawn at any time without penalty.

Accounts Receivable
Accounts receivable are uncollateralized obligations due to the Company. Fees are recognized in accordance with contract terms and payments of fees receivable are allocated to specific contracts. Included in fees receivable are warrants and stock receivable in consideration for services provided.

Account managers and management review the collectability of accounts receivable on a regular basis. An allowance for uncollectible receivables is established where collectability of all or part of a receivable becomes impaired.

Property and Equipment
Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2012

2. Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes fee income on the accrual basis of accounting. Retainer fees are required on most contracts and are recognized as income upon receipt if they are non-cancelable or in accordance with contract terms.

At times, the Company receives stock and warrants to purchase stock as payment on contracts for services rendered.

Reimbursed Expenses
Contracts allow for the Company to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel, and general administrative expenses. These reimbursements are shown as reimbursement income in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other assets.

Income Taxes
The Company, a limited partnership, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal and state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2008.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $3,912,807 which exceeded the requirement by $3,873,828.

4. Risk Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risks, principally consist of cash equivalents. The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. At December 31, 2012, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $5,684,207.

The Company concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. At December 31, 2012, 100% of accounts receivable was related to two customers.

The Company's ability to generate new contracts is dependent upon the overall economic condition of the industries in which potential customers operate.

5. Profit Sharing Plan and Pension Plan

Effective December 31, 2005, the Company adopted a 401(k) profit sharing plan covering substantially all employees. Contributions under the plan are made in such amounts as may be determined by the Board of Directors in conformity with provisions of the Employee Retirement Income Security Act of 1974. At December 31, 2012, the Company accrued $44,667 to be contributed to the profit sharing plan for 2012. In addition, the plan allows for a discretionary salary deferral by employees who may contribute up to the defined statutory limit into the plan.

6. Investment in Equity Affiliate

At December 31, 2012, the Company owns a 40.14% interest in Aquilo Capital Management, LLC ("Management") and accounts for its investment using the equity method. The carrying value of the Company's investment at December 31, 2012 was $114,205 which approximates the Company's underlying equity in the net assets of Management. Management's assets and liabilities totaled $686,111 and $37,413, respectively, as of December 31, 2012.

7. Related Parties

Included in investments as of December 31, 2012 is a $359,902 investment in Aquilo Capital, L.P. that is managed by Management.

The Company entered into an expense sharing agreement with Management on October 1, 2010. Per this agreement, the Company will provide Management office space and administrative support in exchange for an agreed upon fee. For 2012, the agreed upon fee was $24,000 which is receivable at December 31, 2012.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

8. Fair Value Measurements (continued)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Fair value of preferred stock, investment in hedge fund, and warrants are based on the fair value of the underlying asset. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common and preferred stock	$ 23,074	$ -	$ 1,092,942	$ 1,116,016
Investment in hedge fund	-	359,902	-	359,902
Warrants	-	-	707	707
Total assets at fair value	$ 23,074	$ 359,902	$ 1,093,649	$ 1,476,625

8. Fair Value Measurements (continued)

Changes in instruments for the year ended December 31, 2012
The table below summarizes the activity for equity securities measured at fair value on a recurring basis for the year ended December 31, 2012:

	Level 1	Level 2	Level 3	Total Equity Securities
Balance at 12/31/11	$ 21,462	$ 248,506	$ 702,393	$ 972,361
Total realized/unrealized gains or losses during 2012	1,612	111,396	273,016	386,024
Purchase of securities			300,000	300,000
Distribution of securities			(301,766)	(301,766)
Issuance of equity			120,006	120,006
Total assets at fair value	$ 23,074	$ 359,902	$ 1,093,649	$ 1,476,625

9. Notes Receivable

During 2012, the Company issued notes receivable to various related parties that are unsecured and have interest rates ranging from 0.19% to 3.00%. The notes will be repaid in installments over time beginning in February 2013 and ending in 2015. As of December 31, 2012, the total amount receivable, which includes interest, was $271,216.

10. Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued.